Exhibit (a)(5)(RRR)

The following is an English translation of the Relevant Notice filed by E.ON Zwölfte Verwaltungs GmbH on January 2, 2007 with the Spanish Comisión Nacional del Mercado de Valores.

This notice does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa, when it becomes available, because it will contain important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the websites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

E.ON Zwölfte Verwaltungs GmbH

E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), in accordance with the provisions of Article 82 of Spanish Law 24/1988, of  July 28, on the Securities Market, and in connection with the Public Tender Offer for 100% of the shares in Endesa, S.A. (“Endesa”) filed by E.ON 12 and which has been authorised by the CNMV on November 16, 2006 (the “Offer”), hereby informs the CNMV and the public of the following

RELEVANT NOTICE

I.
Endesa, pursuant to the resolution adopted by its Board of Directors at the meeting held on October 24, 2006, has paid today a dividend on account of the results of the financial year 2006 for an amount of €0.50 per share.

II.
As set out in section 2.2 of the Explanatory Prospectus of the Offer, in the event that Endesa paid any dividend between the date of filing of the Offer and the date of publication of the result of the Offer (both dates excluded), the consideration shall be reduced by an amount equivalent to the gross dividend distributed. In particular, it is expressly stated that this adjustment will apply to the dividend on account of the results of the financial year 2006 mentioned in the previous paragraph.

III.
Pursuant to the foregoing, the consideration of the Offer shall be reduced by €0.50 per Endesa share. Therefore, the consideration of the Offer (formerly €25.405 per Endesa share) is established in €24.905 per Endesa share.

IV.
As a consequence, and also as set out in the Explanatory Prospectus of the Offer, the undertaking of E.ON 12 to increase the consideration up to, at least, €35 per share, which was made public through a “relevant notice” (hecho relevante) last September 26, 2006, is reduced by €0.50. Therefore, this undertaking is set in a minimum of €34.50 per share (subject to potential adjustments in the event that

Endesa paid a new dividend before the date of publication of the result of the Offer).

Düsseldorf, January 2, 2007

E.ON Zwölfte Verwaltungs GmbH
P.p.

Dr. Frank Fischer